Exhibit 99.1

DHT Holdings, Inc. Announces Results of the 2026 Annual Meeting of Shareholders

HAMILTON, BERMUDA, June 22, 2026 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2026 Annual Meeting of Shareholders (the “Annual Meeting”), held on Thursday, June 18, 2026. Shareholders holding an aggregate of 101,497,532 common shares of DHT were present or represented by proxy at the Annual Meeting, representing approximately 63.03% of the issued and outstanding common shares of DHT as of the close of business on April 23, 2026, the record date for the meeting.

At the Annual Meeting, the shareholders voted (1) to elect Jeremy Kramer to DHT’s Board of Directors as a Class I director for a term of three years, and (2) to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

The detailed voting results were as follows:

1)	Election of Director

Shareholders elected Jeremy Kramer to DHT’s Board of Directors as a Class I director for a term of three years. The votes cast were 70,975,622 in favor (representing 69.93% of the total votes cast), 26,847,647 withheld, and 3,674,263 broker non-votes.

2)	Ratification of Independent Registered Public Accounting Firm

Shareholders ratified the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The votes cast were 101,354,521 in favor (representing 99.86% of the total votes cast), 80,357 against, and 62,654 votes abstentions.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Contact:

Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com